


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


04009721

March 1, 2004

Scott R. Haber
Latham & Watkins LLP
505 Montgomery Street, Suite 1900
San Francisco, CA 94111-2562

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: Safeway Inc.
Incoming letter dated January 20, 2004

Dear Mr. Haber:

This is in response to your letter dated January 20, 2004 concerning the shareholder proposal submitted to Safeway by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Douglas J. McCarron
Fund President
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

86144

San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

LATHAM&WATKINS LLP

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January 20, 2004

File No. 014029-0345

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8 Under the Securities Exchange Act of 1934

Re: Safeway Inc.: Omission of Stockholder Proposal

Ladies and Gentlemen:

We are writing on behalf of our client, Safeway Inc. ("Safeway") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement (the "Proposal") from Safeway's proxy materials for its 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials"). The Proposal was submitted by the United Brotherhood of Carpenters and Joiners of America (the "Proponent") in a letter to Safeway, dated December 3, 2003. The Proposal relates to the preparation of a corporate political contribution and participation report. We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2004 Proxy Materials. Safeway believes that the Proposal may be properly omitted from the 2004 Proxy Materials under Rules 14a-8(d) and (f), 14a-8(i)(10), and, if certain false and misleading statements are not omitted, under Rule 14a-8(i)(3).

In accordance with Rule 14a-8(j), we have enclosed (a) an original and five copies of this letter setting forth Safeway's reasons for omitting the Proposal, (b) six copies of the proponent's December 3, 2003 letter which includes the Proposal (attached as Exhibit A). By a copy of this letter, we notify the proponent on behalf of Safeway of its intention to omit the Proposal from the 2004 Proxy Materials.

A. The Proposal Exceeds the 500-Word Limit of Rule 14a-8(d).

Safeway believes that, in accordance with Rule 14a-8, it may exclude the Proposal from its 2004 Proxy Materials because, despite notice from Safeway to the Proponent and an opportunity to cure the deficiency, the Proposal does not comply with the 500 word limit provided for in Rule 14a-8(d). Rule 14a-8(d) specifically provides that a proposal and its supporting statement in the aggregate shall not exceed 500 words. If a shareholder's proposal exceeds 500 words, Rule 14a-8(f) provides that a company may exclude the proposal if, within 14 calendar days of receiving the proposal, the company: (1) notifies the shareholder of the defect and the timeframe for receiving a response, which is 14 calendar days from receipt of the notification and (2) the shareholder fails to adequately correct the defect within the statutory time period.

Company Compliance with Procedural Requirements; Proponent Failed to Cure Defect

On December 3, 2003, Safeway received by fax the Proponent's Proposal to be included in the 2004 Proxy Materials. In accordance with Rule 14a-8(f), on December 9, 2003, Safeway responded to the Proponent with a letter notifying the Proponent that in order to properly submit a shareholder proposal for inclusion in the 2004 Proxy Materials, the Proposal, including the supporting statement, must not exceed 500 words. A copy of the December 9, 2003 letter from Safeway is attached hereto as Exhibit B. In that letter, Safeway notified the Proponent that it had 14 days to respond to the notice in order to comply with the procedural requirements to properly submit a shareholder proposal, among other things. On the same day, Safeway received fax confirmation of the Proponent's receipt of the fax transmittal of the notice letter.

On December 16, 2003, Safeway received a letter by fax confirming that the Proponent satisfied the stock ownership and holding requirements of Rule 14a-8, which is attached as Exhibit C. However, Safeway received no communications or correspondence from the Proponent regarding its December 9th letter. On January 8, 2004, Safeway contacted the Proponent's designated corporate governance advisor, Mr. Edward J. Durkin, to discuss the Proposal and the December 9th letter and left a telephone message for Mr. Durkin. Safeway reached Mr. Durkin by telephone on January 12, 2004. To date, the Proponent has not revised the Proposal to comply with the 500 word requirement. Using the method of calculation supported by the Staff, counting every word in the Proposal and supporting statement, including headings and titles that are, in effect, arguments in support of the Proposal,[1] and counting hyphenated words as two or more words,[2] the Proposal numbers 503 words. This method counts from the words "Political Contribution" and to and including the words "and its owners" at the end of the last paragraph of the Proposal.

[1] *See* Division of Corporation Finance, Staff Legal Bulletin No. 14 at 13 (July 13, 2001).

[2] *See Minnesota Mining and Manufacturing Company* (avail. Feb. 27, 2000).

Supporting Authority

We note that the Staff has consistently taken the position that a shareholder's failure to cure a defect in complying with Rule 14a-8(d) within 14 days of a shareholder's receipt of a deficiency notice regarding such defect constitutes a basis to exclude a defective proposal from a company's proxy materials. *See AOL Time Warner Inc.* (avail. Dec. 24, 2002) (permitting exclusion where proposal exceeded 500 word limitation and proponent failed to reduce the proposal to less than 500 words within 14 days of receipt of company's request); *Honeywell International Inc.* (avail. March 25, 2002) (same); *Northrop Grumman Corporation* (avail. March 17, 2000) (same); *Minnesota Mining and Manufacturing Company* (avail. Feb. 27, 2000) (same; permitting exclusion where proposal numbered 504 words); and *Amoco Corp.* (avail. Jan. 27, 1997) (same; permitting exclusion where proposal numbered 501 words). Safeway's exclusion of the Proposal based on the Proponent's non-compliance with Rule 14a-8(d) is consistent with the Staff's position permitting the omission of shareholder proposals by other companies on this basis.

B. The Proposal Has Been Substantially Implemented.

Safeway may exclude the Proposal under Rule 14a-8(i)(10) because Safeway has already substantially implemented the Proposal. Therefore, the Proposal is moot.

In Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release"), the Staff provided that a proposal may be excluded under Rule 14a-8(i)(10) in circumstances where the proposal has been "substantially implemented by the issuer." The 1983 Release further provides that a proposal need not be "fully effected" to be excluded under rule 14a-8(i)(10). In addition, the Staff has taken a position that "a determination that Safeway has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 28, 1991) (permitting exclusion under Rule 14a-8(i)(10) of a proposal recommending adoption of the Valdez Principles, where the company had already implemented environmental policies, practices and procedures and provided a summary regarding the same); *Cisco Systems, Inc.* (avail. Aug. 11, 2003) (permitting exclusion under Rule 14a-8(i)(10) of a proposal recommending implementation of a performance-based senior executive officers compensation plan aligning executive pay with shareholders long-term interests, where the company had already established a performance-based plan for executives and employees).

The fact that Safeway has not delivered a report to its shareholders does not preclude it from excluding the Proposal. A company need not have actually distributed a report to shareholders on the subject matter requested by a proposal to have substantially complied with a shareholder proposal seeking such a report, if the information is otherwise made available to shareholders. *See Kmart Corporation* (avail. Feb. 23, 2000) (permitting exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on child labor practices of the company's suppliers where the company had an established code of vendor conduct, monitored compliance and published relevant information); *The Gap, Inc.* (March 16, 2001) (same).

As required by federal law, Safeway does not make contributions using Company funds to candidates in federal political election campaigns, national political parties or federal political action committees. Contributions are made to candidates for federal public office as well as to other political committees by eligible non-union employees of Safeway through Safeway's SafePAC contribution program ("SafePAC"). Employees of Safeway elect to participate by voluntarily requesting that SafePAC contributions be deducted from their payroll check. SafePAC makes available to contributors a report listing expenditures made each year. The SafePAC contributions are reported to relevant federal or state election reporting offices and governmental agencies. This information is publicly available.

Where permitted by law, Safeway periodically makes contributions to state and local political candidates as well as to committees supporting particular public policies, for example, through ballot initiatives. The California state contributions are available at the California Secretary of State's website at http://cal-access.ss.ca.gov/Campaign/Committees and its database search webpages for political contributions at http://dbsearch.ss.ca.gov/HomePage.aspx and http://dbsearch.ss.ca.gov/ContributorSearch.aspx. Contributions made by Safeway in other states are publicly available at the appropriate state websites.

Safeway believes these disclosures and understandings provide the (i) statement of policy, (ii) the accounting of all corporate funds contributed to political candidates, political campaigns, political parties or committees and (iii) the accounting of Company resources used for political campaign purposes and political/ballot initiatives, for which the Proponent seeks a report in its Proposal.

In addition, Safeway intends to post a brief description of its political contribution policy on Safeway's website, www.safeway.com, at its Corporate Governance webpage prior to the 2004 Annual Meeting.

The reports that Safeway files and the other actions Safeway currently takes with respect to disclosing its political activities, along with the policy description that it intends to provide on its website, cover the essential elements of the Proposal requested by the Proponent. A shareholder seeking information regarding Safeway's political activities is able to access comprehensive information with respect to SafePAC and Safeway's state contributions on public forums. Based on the foregoing, Safeway's exclusion of the Proposal under Rule 14a-8(i)(10) as substantially implemented is consistent with the Staff's position regarding exclusion of substantially implemented proposals of other companies.

C. The Supporting Statement Contains False and Misleading Statements in Violation of Rule 14a-9, which Safeway May Exclude under Rule 14a-8(i)(3).

A registrant may exclude a proposal or supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-8(i)(3). The Staff has permitted exclusion of portions of proposals requesting a company to disclose its political contributions on the grounds that those portions were materially false and misleading. *See Bangor Hydro-Electric Co.* (avail. March 13, 2000) (permitting exclusion under Rule 14a-8(i)(3) of the entire supporting statement of proposal requesting a company report regarding political contributions).

Safeway believes that the second sentence of the last paragraph of the Proposal is false and misleading. This statement provides that press reports highlight the involvement of Safeway's CEO in the political fund raising process and provides a quote from a July 14, 2003 Washington Post article, *Bush "Bundlers" Take Fundraising to New Level*, stating that Safeway's CEO "[a]s chairman, president and chief executive of Safeway, Inc (sic)....is the nexus of a wide network of subordinates and suppliers, as well as friends in corporate suites." This sentence suggests that Mr. Burd has been fund-raising for political campaigns and offices on behalf of Safeway and/or with corporate funds. In fact, Mr. Burd's fund-raising activities have been in his individual capacity with his own money and not on behalf of Safeway nor using corporate funds. Safeway has informed the Proponent of this position in its December 9th letter to the Proponent and in discussions with the Proponent by telephone on January 12, 2004. Safeway believes this statement will unduly influence shareholders in voting on the Proposal who may be led to believe that Safeway's CEO is making political contributions with Company funds, when, in fact, he is not.

As this paragraph contains false and misleading information in violation of Rule 14a-9, Safeway believes it is entitled to properly exclude it under Rule 14a-8(i)(3). If Safeway is not entitled to properly exclude the entire Proposal or at least the entire paragraph, Safeway believes that the second sentence of the last paragraph of the Proposal must be deleted, or alternatively, amended to delete or correct the false or misleading information contained therein.

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2004 Proxy Materials under Rules 14a-8(d) and (f) and 14a-8(i)(10). In addition, if the Proposal is not excludable on these grounds, Safeway believes it may omit the last paragraph and/or the second sentence of the last paragraph as false and misleading under Rule 14a-8(i)(3) and Rule 14a-9, and if such paragraph is not amended or deleted, that it may omit the entire Proposal. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2004 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

* * * *

Safeway has given the Proponent the opportunity to comply with the applicable provisions of Rule 14a-8 by giving ample notice of the word count, Safeway's existing practices and disclosures and the inaccurate statements in the Proposal. Yet, despite Safeway's efforts in this regard, the Proponent has elected to not bring the Proposal into compliance with the strict and clear requirements of Rule 14a-8. For these reasons, and those stated above, Safeway believes that the Proposal should be omitted from its 2004 Proxy Materials.

Please be advised that Safeway intends to send its definitive proxy materials to the printer in mid-March 2004. If you have any questions or need any further information, please call the undersigned at (415) 391-0600.

Very truly yours,

Scott R. Haber
of LATHAM & WATKINS LLP

Enclosures

cc: Edward J. Durkin
Linda Sayler, Esq.

EXHIBIT A

PROPOSAL



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 925-467-3231]

December 3, 2003

Robert A. Gordon
Corporate Secretary
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588

Re: Shareholder Proposal

Dear Mr. Gordon:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Safeway, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of political participation activities undertaken by the Company. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 7,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Political Contribution & Participation Report Proposal

Resolved, that the shareholders of Safeway, Inc. ("Company") request that the Company prepare a Corporate Political Contribution and Participation Report ("Political Report") describing our Company's participation in federal, state and local political election campaigns. The Political Report should include the following information:

> A statement describing the Company's political participation policy and business rationale for its participation in partisan political activities;
>
> A description of the Company's decision-making process related to contributions of financial resources or the utilization of Company property and personnel for political purposes;
>
> An accounting of Company monies contributed to political candidates, political campaigns or political parties and committees;
>
> An accounting of Company resources, including Company property and personnel, that have been utilized for political campaign purposes or made available to incumbent federal, state or local political officials or those seeking political office;
>
> An accounting of Company resources, including Company property and personnel, that have been utilized in support of or in opposition to any ballot initiative brought before voters on a local or state level; and
>
> The identification of Company personnel with the authority to approve the utilization of Company resources in the political arena.

The Political Report should be prepared at reasonable expense, updated annually, and posted on the Company's website or distributed to shareholders in any other manner determined to be efficient by the Company.

Supporting Statement: Our Company is permitted by law and regulation to participate in political campaigns and elections through the contribution and expenditure of money and other Company resources. While various aspects of these political participation activities are covered by federal and state reporting requirements, we believe shareholders would benefit by the detailed disclosure requested by the proposal. We do not believe that current disclosure requirements by federal and state regulatory agencies present shareholders with the complete information necessary to make informed decisions about the Company's activities in this area.

This proposal does not prohibit lawful political participation and contribution actions by the Company. It does not even request that shareholders be given the right to approve the expenditure of corporate resources in the political arena. Rather, it simply requests detailed disclosure so that shareholders may be informed concerning the rationale for the expenditure of corporate resources in various political arenas.

We believe that corporate political participation is becoming increasingly controversial and that shareholders need to be fully informed of their Company's political contribution activities. Press reports highlight the involvement of the Company's chief executive in the political fund raising process: "As chairman, president and chief executive of Safeway, Inc., the world's 11th-largest grocery chain, Steven Burd is the nexus of a wide network of subordinates and suppliers, as well as friends in corporate suites." *Washington Post*, "Bush 'Bundlers' Take Fundraising to New Level", July 14, 2003. In our view, the detailed disclosure we request will allow shareholders to form an educated opinion concerning our Company's political participation and whether they believe such actions are in the best long-term interests of the Company and its owners.

EXHIBIT B

COMPANY'S NOTICE LETTER, DATED DECEMBER 9, 2003



5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

December 9, 2003

BY FACSIMILE (202-543-4871)

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, D.C. 20001

Re: Stockholder Proposal

Dear Mr. Durkin:

This will acknowledge receipt of the letter dated December 3, 2003 submitting a proposal for Safeway Inc.'s 2004 Annual Meeting of Stockholders. In order for your proposal to be properly submitted, it must not exceed 500 words. Our count of your proposal, including the Supporting Statement, indicates that it does exceed 500 words. Also, we have not yet received confirmation of the Fund's requisite ownership of Safeway stock.

The rules of the Securities and Exchange Commission ("SEC") do not permit the publication of false or misleading statements in public company proxy statements. In the context of a shareholder proposal, the SEC's rules permit a company to exclude false or misleading statements. To the extent that a supporting statement contains materially false or misleading statements, Safeway is entitled to submit to the SEC a request for exclusion of your proposal. We believe the second sentence of the final paragraph of your Supporting Statement falls into this category. In a discussion of the Company's corporate political contribution activities, you specifically refer to political fund raising activities engaged in by the CEO of Safeway in his individual capacity.

You have 14 days from receipt of this notice to respond. You may contact me at the above number if you have questions.

Very truly yours,

Linda C. Sayler
Senior Corporate Counsel

cc: Scott Haber, Esq.

bcc. Bob G.


Recycled
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** TOTAL PAGE.08 **

EXHIBIT C

PROPONENT DECEMBER 16, 2003 LETTER

AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-6527

Lawrence Kaplan
Vice President
312/822-3220


AMALGATRUST
Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 925-467-3231]

December 16, 2003

Robert A. Gordon
Corporate Secretary
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588

Re: Shareholder Proposal Record Letter

Dear Mr. Gordon:

AmalgaTrust Company Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 7,400 shares of Safeway, Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

DEC 16 '03 12:12 3128228527 PAGE.01

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated January 20, 2004

The first proposal requests that Safeway prepare and submit to shareholders a report, updated annually, containing the following: (1) a statement describing Safeway's political participation policy and business rationale for its participation in partisan politics; (2) a description of Safeway's decision-making process relating to political contributions; (3) an accounting of Safeway's money contributed to political candidates, campaigns, parties or committees; (4) an accounting of Safeway's resources utilized for political campaign purposes, or made available to political candidates; (5) an accounting of Safeway's resources utilized with respect to ballot initiatives; and (6) the identity Safeway personnel involved in making decisions with respect to Safeway's political contributions.

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that Safeway may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the sentence that begins "Press reports highlight . . ." and ends ". . . July 14, 2003." Accordingly, we will not recommend enforcement action to the Commission if Safeway omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

John J. Mahon
Attorney-Advisor